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17008408

UNITEDSTATES
SECURITIESANDEXCHANGEC(
Washington, D.C. 20549

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SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) New York (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Maceranka 914 277 2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Gardener
(Name – *if individual, state last, first, middle name*)

385 Broadway (Address) Bethpage (City) NY (State) 11714 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

STEPHEN MARCUS RODRIGUEZ
MY COMMISSION # FF 053131
EXPIRES: September 10, 2017
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2016

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2016

TABLE OF CONTENTS

GARDENER & GARDENER, LLC
Certified Public Accountants

February 19, 2017

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2016 and the related statements of operation, stockholders' equity, cash flows, net capital schedules, and reconciliation of net capital and exemption report, for the year ended December 31, 2016. The financial statements and supplemental information provided are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2016 and the results of its operations and cash flows for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule of Exemption Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information provided is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert J. Gardener, CPA

January 17, 2017

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Fax: 516.342.9521

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

Current Assets	
Cash	$ 16,188
Accounts receivable	12,798
Prepaid expenses	1,340
Total	30,326
Fixed Assets	
Office equipment	7,332
Furniture & fixtures	1,000
	8,332
Less: Accumulated depreciation	(8,016)
Net equipment and fixtures	316
Total Current Assets	$ 30,642
	========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 9,700
Payroll taxes payable	1,198
Total Liabilities	10,898
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	130,100
Retained earnings - (deficit)	(113,056)
Total	19,744
Total Liabilities and Stockholders' Equity	$ 30,642
	=========

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues	
Commissions	$ 475,872
Operating Expenses	331,384
Net Profit	144,488
Retained Earnings - (deficit) - January 1	(120,782)
Distributions	(136,762)
Retained Earnings - (deficit) - December 31	$(113,056)

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of Jan. 1, 2016	$2,700	$130,100	($ 120,782)	$ 12,018
Net profit – 2016			144,488	144,488
Distributions			(136,762)	(136,762)
Balance as of Dec. 31, 2016	$2,700	$130,100	$ (113,056)	$ 19,744

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows provided by operating activities:	
Net profit	$ 144,488
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accounts receivable	(10,772)
Loan receivable	3,050
Payroll taxes payable	172
Commissions payable	(4,930)
Depreciation	423
Total adjustments	(12,057)
Net cash provided by operating activities	132,431
Cash flows from financing activities:	
Distributions	(136,762)
Net cash provided by financing activities	(136,762)
Net increase in cash and cash equivalents	(4,331)
Cash and cash equivalents - January 1	20,519
Cash and cash equivalents - December 31	$ 16,188

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The year end balance of $12,798 is current. These amounts were received in full in January 2017.

Commissions Payable

The year end balance of $9,700 is current. It represents commissions earned in December 2016 by brokers registered with the firm.

Payroll Taxes Payable

The year end balance of $1,198 represents payroll taxes withheld from wages paid during the 4th Quarter of 2016. All payroll taxes were paid in full in January 2017.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2016.

GARDENER & GARDENER, LLC
Certified Public Accountants

February 19, 2017

**The Windmill Group, Inc.
253 Route 202
Somers, New York 10589**

As an addendum to the annual report of December 31, 2016, I herewith submit the following exhibits:

"A"	**Schedule of Operating Expenses**
"B"	**Computation of Net Capital Requirements**
"C"	**Computation of Net Capital**

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material inadequacies currently exist or were found to have existed since the previous audit dated 12/31/15, pursuant to SEC Rule 17a-5(d)(4), SEC Rule 17a-5(g) or SEC Rule 17a-5(j).

Robert J. Gardener

385 Broadway
Bethpage, NY 11714
Telephone: 516.342.9665
Fax: 516.342.9521

Exhibit A

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2016

Operating Expenses	
Automobile	$ 14,334
Bank charges	139
Commissions	197,887
Contributions	100
Depreciation	423
Dues, subscriptions, and licenses	9,674
Insurance	30,445
Internet expenses	3,795
Meals and entertainment	200
Office expense & supplies	25,771
Outside services	1,500
Postage & Delivery	646
Professional fees	6,425
Rent	16,080
Salaries - Officers	11,220
Seminars	450
Telephone	9,216
Taxes	1,492
Utilities	1,587
Total	$ 331,384
	========

Exhibit B

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2016

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 727
Minimum Required	$ 5,000
Net Capital Required (Greater of above amounts)	$ 5,000
Excess Net Capital (Net Capital $19,744 - $316 Net Property, less net capital requirement of $5,000)	$ 14,428
Net Capital less 120% of minimum dollar Net Capital requirement of $5,000	$ 13,428

Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2016

Total stockholders' equity from balance sheet equity	$ 19,744
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 19,744
Less: non allowable assets from the balance sheet:	
Other assets	0
Net Capital	$ 19,744

Securities Investor Protection Corporation
Form SIPC-7
SEC File No. 8-25280

Year Ended December 31, 2016

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of The Windmill Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {General Assessment Reconciliation (Form SIPC-7)} to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by The Windmill Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Windmill Group, Inc.'s compliance with the applicable Instructions of the general Assessment Reconciliation (Form SIPC-7). The Windmill Group, Inc.'s management is responsible for their compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2017

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2016

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2016		$56.01
Payment schedule:		
SIPC-6	2015 credit	$24.35
SIPC-6	7/21/16	$31.66
SIPC-7		$ 0.00
Total Payments submitted		$56.01
Payments Due		$ -0-

GARDENER & GARDENER, LLC
Certified Public Accountants

February 19, 2017

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

We have reviewed management's statements, included in the accompanying title of exemption report, in which (1) The Windmill Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Windmill Group, Inc. (TWG) claimed an exemption from 17 C.F.R. § 240.15c3-3: under *exemption provision—(k) (2)(ii),* of the "exemption provisions" and (2) The Windmill Group, Inc. stated that they have met the identified exemption provisions throughout the most recent fiscal year without exception. The Windmill Group, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Windmill Group, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) *(2)(ii),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert J. Gardener, CPA

January 17, 2017

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Fax: 516.342.9521

The Windmill Group, Inc.
Exemption Report
For the Period
January 1, 2016 thru December 31, 2016

FIRM ATTESTATION

The Windmill Group, Inc. (TWG) through its quarterly Focus Reporting for the period of January through December of 2016, claimed exemption under Section (K) (2) (ii) of SEC Rule 15c3-3.

Under this exemption, TWG attests it operated as an introducing broker dealer and forwarded all orders for customers to its carrying broker(s), on a fully disclosed basis without exception. During this time frame all customer transactions were cleared on a fully disclosed basis and without exemption. TWG did not receive customer funds.